Exhibit 99.1

Directors’ Share Dealing

London: Monday, March 20, 2017:  Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) has received notifications that:-

1.

Mr Paul Carter, Independent Non-executive Director, purchased a total of 2,800 ordinary shares of US$1.00 each in the capital of Chi-Med ("Ordinary Shares") at a price of GBP26.37 per share on March 15, 2017;

2.

Dr Dan Eldar, Non-executive Director, purchased a total of 6,225 American Depositary Shares of the Company (“ADSs”, each representing one half of one Ordinary Share) at an average price of US$16.85 per ADS on March 15, 2017;

3.	Dr Karen Ferrante, Independent Non-executive Director, purchased a total of 2,540 ADSs at an average price of US$19.77 per ADS on March 16, 2017; and

4.	Ms Edith Shih, Non-executive Director and Company Secretary, purchased a total of 10,000 ADSs at an average price of US$19.10 per ADS on March 16, 2017.

Following the above purchases, Mr Carter is interested in 2,800 Ordinary Shares, representing approximately 0.005% of the current issued share capital of Chi-Med; Dr Eldar is interested in 6,225 ADSs, representing approximately 0.005% of the current issued share capital of Chi-Med; Dr Ferrante is interested in 2,540 ADSs, representing approximately 0.002% of the current issued share capital of Chi-Med; and Ms Shih is interested in 50,741 ADSs and 60,000 Ordinary Shares, representing approximately 0.14% of the current issued share capital of Chi-Med.

The notifications set out below are provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Paul Carter
2	Reason for the notification

a)	Position/status	Independent Non-executive Director

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Share of US$1.00 each
	Identification code	DI ISIN: KYG4672N1016 ADS ISIN: US44842L1035

b)	Nature of the transaction	Acquisition of 2,800 Ordinary Shares on March 15, 2017 at a price of GBP26.37 per share

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP26.37	2,800

d)	Aggregated information	N/A
— Aggregated volume
— Price

e)	Date of the transaction	2017-03-15

f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr Dan Eldar
2	Reason for the notification

a)	Position/status	Non-executive Director

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing one half of one Ordinary Share of US$1.00
	Identification code	ADS ISIN: US44842L1035

b)	Nature of the transaction	Acquisition of 6,225 ADSs on March 15, 2017 at an average price of US$16.85 per ADS

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$16.51	3,220
		US$17.19	2,600
		US$17.33	5
		US$17.16	100
		US$17.47	100
		US$17.48	200

d)	Aggregated information	N/A
— Aggregated volume
— Price

e)	Date of the transaction	2017-03-15

f)	Place of the transaction	Nasdaq Stock Market

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr Karen Ferrante
2	Reason for the notification

a)	Position/status	Independent Non-executive Director

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing one half of one Ordinary Share of US$1.00
	Identification code	ADS ISIN: US44842L1035

b)	Nature of the transaction	Acquisition of 2,540 ADSs on March 16, 2017 at an average price of US$19.77 per ADS

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$19.76	1,100
		US$19.84	668
		US$19.65	372
		US$19.85	200
		US$19.60	100
		US$19.84	100

d)	Aggregated information	N/A
— Aggregated volume
— Price

e)	Date of the transaction	2017-03-16

f)	Place of the transaction	Nasdaq Stock Market

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Ms Edith Shih
2	Reason for the notification

a)	Position/status	Non-executive Director and Company Secretary

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing one half of one Ordinary Share of US$1.00
	Identification code	ADS ISIN: US44842L1035

b)	Nature of the transaction	Acquisition of 10,000 ADSs on March 16, 2017 at an average price of US$19.10 per ADS

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$19.10	9,908
		US$19.02	92

d)	Aggregated information	N/A
— Aggregated volume
— Price

e)	Date of the transaction	2017-03-16

f)	Place of the transaction	Nasdaq Stock Market

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

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